| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden |
| hours per response: 12 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8 - 66688 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                                         MM/DD/YY                              MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __MSC - BD. LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**410 Peachtree Parkway, Suite 4245**

(No. and Street)

| **Cumming** | **GA** | **30041** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Anthony Diamos** | **(404) 536-6984** | **adiamos@msc-bd.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Rubio CPA, PC**

(Name – if individual, state last, first, and middle name)

| **2727 Paces Ferry Rd SE, STE 2-1680** | **Atlanta** | **Georgia** | **30339** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **05/05/2009** | **3514** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I,_____**Charles Botchway**_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of_____**MSC – BD. LLC**_____, as of _____**December 31**_____, **2021** , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:

Chief Executive Officer





RICKY RICARDO DIAZ
Notary ID #130975364
My Commission Expires
February 2, 2025

Notary Public

**This filing\*\* contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# MSC-BD, LLC

## CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Statement of Changes in Member's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

Report of Independent Registered Public Accounting Firm on the Company's Exemption Report

MSC-BD, LLC Exemption Report

# RUBIO CPA, PC
## CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office:  770 690-8995
Fax:  770 838-7123

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC - BD, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MSC - BD, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.  The supplemental information is the responsibility of the Company's management.  Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules.  In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 31, 2022
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

## MSC-BD, LLC
## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2021

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 24,691 |
| Accounts receivable | | 623,089 |
| Other | | 1,190 |
| **Total Assets** | | **648,970** |

### LIABILITIES AND MEMBER'S EQUITY

**LIABILITIES**

| | |
|---|---|
| Commissions Payable | 112,534 |
| Accounts Payable and Accrued Expenses | 82,074 |
| **Total Liabilities** | 194,608 |
| | |
| **MEMBER'S EQUITY** | 454,362 |
| **Total liabilities and member's equity** | $ 648,970 |

*The accompanying notes are an integral part of this statement.*

## MSC-BD, LLC
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2021

**REVENUES**

| | | |
|---|---|---:|
| Investment banking | $ | 849,007 |
| Commissions | | 4,811 |
| Other | | 815 |
| Total revenues | | 854,633 |

**EXPENSES**

| | |
|---|---:|
| Commissions | 301,097 |
| Technology and communications | 6,360 |
| Professional fees | 144,529 |
| Other | 100,853 |
| Total expenses | 552,839 |

| | | |
|---|---|---:|
| **NET INCOME** | $ | **301,794** |

*The accompanying notes are an integral part of this statement.*

**MSC-BD, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

| | | |
|---|---|---:|
| BALANCE, December 31, 2020 | $ | 15,127 |
| Contributions | | 137,441 |
| Net Income | | 301,794 |
| BALANCE, December 31, 2021 | $ | **454,362** |

*The accompanying notes are an integral part of this statement.*

# MSC-BD, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Income | $ | 301,794 |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Increase in accounts receivable | | (599,518) |
| Increase in other assets | | (138) |
| Increase in commissions payable | | 89,735 |
| Increase in accounts payable and accrued expenses | | 79,550 |
| **Net cash used by operating activities** | | (128,577) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Contributions | | 137,441 |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | | 137,441 |
| **NET INCREASE IN CASH** | | 8,864 |
| **CASH,** at beginning of year | | 15,827 |
| **CASH,** at end of year | $ | **24,691** |
| Supplemental Information: | | |
| Non-cash financing activity | | |
| Contribution of expenses paid by member | $ | 126,441 |

***The accompanying notes are an integral part of this statement.***

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

### Organization and business

MSC-BD, LLC (the "Company") is a Florida Limited Liability Company formed on July 10, 2006. As a limited liability company, the member's liability is limited to its investment. The Company is a wholly owned subsidiary of Madison Street Capital, LLC (the "Member"), an Illinois Limited Liability Company. The Company is a broker-dealer and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority and approved to conduct private placements and provide investment banking, mergers and acquisitions, and financial and capital advisory services to clients in various industries. The Company also offers its customers variable annuity products.

### Cash

The Company maintains its bank account in a high credit quality institution. The balance at times may exceed federally insured limits.

### Revenue Recognition

Revenue from contracts with customers includes private placement and advisory services related to capital raising activities and mergers and acquisitions transactions as well as commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes commission revenue upon issuance or renewal of an insurance policy as this satisfies the only performance obligation identified by the Company.

Revenue from private placement and advisory services is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Advisory agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fee"). In some circumstances, significant judgment is needed to determine the timing and measure of progress

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Revenue Recognition (Continued)

appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, that retainer revenue would be reflected as deferred revenue on the statement of financial condition. The Company has evaluated its nonrefundable retainer fees to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. Success fees are recognized in accordance with terms agreed upon with each customer and are generally based on a percentage of capital raised. Success fees are recognized upon the consummation of a transaction as this satisfies the only performance obligation identified by the Company.

The Company recognizes fees from private placements upon the sale of each unit in an offering as this satisfies the only performance obligation identified by the Company.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

### Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. Therefore, the effects of the Company's operations are passed through to the Member for taxation purposes. The Company's Member is taxed as a partnership.

The Company follows the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Income Taxes (Continued)

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

### Account Receivable

Accounts receivable are non-interest-bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

## NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, both as defined.

At December 31, 2021, the Company had a net capital deficit of ($57,382) which was ($70,356) below its required minimum net capital of $12,974. The Company's aggregate indebtedness to net capital ratio was (3.39) to 1.00. Management believes that the Company became compliant with its net capital requirement on January 28, 2022, upon the receipt of a capital contribution from its Member in the amount of $80,000.

## NOTE 3 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

*NOTE 4   -   CONTINGENCIES*

The Company is subject to litigation in the normal course of business. The Company has two litigation matters in progress at December 31, 2021, as defendant. Management believes that the resolution of these matters will not have a significant adverse effect on financial position.

One of the matters in progress at December 31, 2021 pertains to the Company as a defendant, along with approximately seventy other broker dealers, in matters involving sales of investments in a family of Funds. Investors and regulators allege, among other things, that the Funds are Ponzi schemes and that the organizers and officers of the Funds took undisclosed fees and payments from the Funds.  The Company sold approximately $2 million of investments in the Funds. The resolution of this matter will likely be unknown for several years.

*NOTE 5   -   CONCENTRATIONS*

Approximately 88% of the Company's advisory revenue was earned from two customers. Approximately 95% of accounts receivable at December 31, 2021, is due from one customer.

*NOTE 6   -   RELATED PARTY TRANSACTIONS*

At times, the Member pays for operating expenses on behalf of the Company for which it subsequently forgives the amount to which it is entitled to be reimbursed. The Member paid approximately $126,441 of operating expenses on behalf of the Company during 2021 that was forgiven and recorded as a capital contribution by the Company.

The Company operates from office space provided by its president and chief compliance officer at no cost to the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

*NOTE 7   -   ECONOMIC RISKS*

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets.  While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

# SUPPLEMENTARY INFORMATION

## MSC-BD, LLC

### Schedule I
### Computation of Net Capital
### Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
### As of December 31, 2021

**NET CAPITAL**

Member's equity $ 454,362

Non-allowable assets:

Accounts receivable, net 510,554

Other assets 1,190

*Total non-allowable assets* 511,744

**NET CAPITAL** $ (57,382)

Minimum requirement (greater of 6-2/3 % of aggregate indebtedness or $5,000) 12,974

*Net capital deficit* (70,356)

**AGGREGATE INDEBTEDNESS:** $ 194,608

**RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:** (3.39) to 1.00

Reconciliation with the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2021 and net capital as computed above.

There are no material differences between the above computation of net capital and the corresponding computation reported in Form X-17A-5 Part IIA, as amended.

**SCHEDULE II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2021**

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release.  The Company does not hold customer funds or securities.

**SCHEDULE III**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2021**

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release.  The Company does not hold customer funds or securities.

# RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC - BD, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) MSC - BD, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) MSC - BD, LLC stated that MSC - BD, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. MSC - BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MSC - BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 31, 2022
Atlanta, GA

*Rubio CPA, PC*
Rubio CPA, PC

## MSC-BD, LLC'S EXEMPTION REPORT

We, as members of management of MSC-BD, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1 ), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 1 5c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving the issuance and renewal of variable annuities, placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2021 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1 to December 31, 2021 without exception.



Charles Botchway, CEO
March 14, 2022

# RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
MSC - BD, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by MSC - BD, LLC and the SIPC, solely to assist you and SIPC in evaluating MSC - BD, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. MSC - BD, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on MSC - BD, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of MSC - BD, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 31, 2022
Atlanta, GA

*Rubio CPA, PC*
Rubio CPA, PC

**SIPC-7**

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

**General Assessment Reconciliation**

**SIPC-7**

(36-REV 12/18)

For the fiscal year ended December 31, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067511 FINRA DEC
MSC-BD, LLC
410 PEACHTREE PKWY STE 4245
CUMMING, GA 30041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANTHONY DIAMOS: (404) 536-6984

2. A. General Assessment (item 2e from page 2) $1,274

B. Less payment made with SIPC-6 filed (exclude interest) (418)

July 29, 2021 $132.00 + Paid $286 (02/02/2022) = $418

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $856

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $856.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MSC-BD, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 31st day of March, 20 22.

PRINCIPAL
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2021
and ending DEC. 31, 2021

**Item No.**

| | | Eliminate cents |
|---|---|---:|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 854,633 |

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

　　　Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.　　　　4,811

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

## Registered Rep Fees　　　　　　　　　　　　　　815

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　$_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).　　$_____

　　　Enter the greater of line (i) or (ii)

| | | |
|---|---|---:|
| Total deductions | | 5,626 |
| 2d. SIPC Net Operating Revenues | | $ 849,007 |
| 2e. General Assessment @ .0015 | | $ 1,274 |

(to page 1, line 2.A.)

2